Exhibit 99(8)

SECOND AMENDMENT TO THE CONFIDENTIAL SETTLEMENT AGREEMENT
AND RELEASE AMONG CONGOLEUM CORPORATION,
THE PLAN TRUST AND CERTAIN UNDERWRITERS AT LLOYD’S, LONDON

This Second Amendment (the “Second Amendment”) to that certain Confidential Settlement Agreement and Release Among Congoleum Corporation, the Plan Trust and Certain Underwriters at Lloyd’s, London, dated June 22, 2005 (the “Agreement”), is made this 8th day of November, 2007, by and between Congoleum and, upon its creation, the Plan Trust, on the one hand, and Lloyd’s Underwriters, on the other hand.

RECITALS

WHEREAS, Congoleum and Lloyd’s Underwriters executed the Agreement on June 22, 2005, and they executed an Amendment to the Agreement on July 29, 2005; and
WHEREAS, the Bankruptcy Court entered the Approval Order on August 11, 2005; and
WHEREAS, Lloyd’s Underwriters and Congoleum recognize that Paragraph 8.A.6 of the Agreement provides that any Party may declare the Agreement null and void if “[t]he Confirmation Order does not become a Final Order within two years of the Execution Date;” and
WHEREAS, Lloyd’s Underwriters and Congoleum have discussed making adjustments to the Agreement in order to avoid either a termination of the Agreement or a dispute over termination rights under the Agreement; and
WHEREAS, Lloyd’s Underwriters and Congoleum, with the approval of the FCR and the Creditors’ Committee, have agreed upon the terms of an amendment to the Agreement as set forth herein; and
NOW, THEREFORE, pursuant to Section 15 of the Agreement and in consideration of the mutual covenants and promises contained herein, and intending to be legally bound hereby, Congoleum and Lloyd’s Underwriters agree to modify the Agreement thought this Second Amendment as follows:

1.  Definitions.  Capitalized terms used in this Second Amendment, regardless of whether they appear in the prefatory paragraph, the recitals, the numbered paragraphs, or elsewhere herein, shall bear the meanings assigned to them either in this Second Amendment or, in the absence of a meaning being assigned herein, in the Agreement as modified by the Amendment.  The reference to “Fifth Modified Plan, as presently constituted” in the prefatory paragraph of Section I of the Agreement shall be deemed to be amended to read “Eleventh Modified Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of Congoleum Corporation, et al., and the Asbestos Claimants Committee, dated as of October 23, 2006 (“Eleventh Modified Plan”).”
2.  Section 8 of the Agreement.  Paragraph 8.A.6 of the Agreement is and shall be deemed to be deleted in its entirely.  Paragraph 8.A.4 of the Agreement is deemed to be amended by inserting the word “or” after the semicolon at the end of said Paragraph 8.A.4, and Paragraph 8.A.5 of the Agreement is deemed to be amended by striking the semicolon and the word “or” at the end of said Paragraph 8.A.5 and replacing them with a period.
3.  Disposition of Interest on Settlement Amount.  The text of Paragraph 2.A that follows the words “Attn. Rick Barnes” is and shall be deemed to be deleted in its entirety and replaced with the following:
“The interest and earnings that accrue on the Settlement Amount while in the Escrow Account, after subtracting (i) any expenses that the Escrow Agent incurs, (ii) any reserves required under the Approval Order to be held for the payment of taxes, indemnities, or otherwise, and (iii) losses incurred under any investment of the Settlement Amount permissible under the terms of the Approval Order and the Escrow Agreement, shall be referred to as ‘Net Interest.’ Within ten (10) Business Days after the order approving the Second Amendment becomes a Final Order, Congoleum and Lloyd’s Underwriters shall jointly direct the Escrow Agent: (i) promptly to disburse to Lloyd’s Underwriters twenty-five percent (25%) of the Net Interest that had accrued in the Escrow Account as of September 30, 2007; and (ii) to disburse to Lloyd’s Underwriters, within twenty (20) days of the end of each calendar quarter, seventy-five percent (75%) of the Net Interest that accrued during each quarterly period occurring after September 30, 2007.

Within five (5) Business Days following the Trigger Date, Congoleum and Lloyd’s Underwriters shall jointly direct the Escrow Agent: (x) to release the Settlement Amount in full, together with seventy-five percent (75%) of the Net Interest that had accrued in the Escrow Account as of September 30, 2007, and twenty-five percent (25%) of the Net Interest that accrued in the Escrow Account after September 30, 2007, to the Plan Trust or as otherwise directed by the Court; and (y) to release seventy-five percent (75%) of the Net Interest that accrued in the Escrow Account after September 30, 2007, to Lloyd’s Underwriters, to the extent not already disbursed to Lloyd’s Underwriters.  Upon the release of the Settlement Amount pursuant to clause (y) of this Paragraph 2.A, legal and equitable title to the Settlement Amount shall pass irrevocably to the Plan Trust or to such other Entity as is directed by the Court.”

4.  Provisions Concerning Asbestos Legislation.  The Parties acknowledge that various provisions in the Agreement relating to Asbestos Legislation have become moot.  To account for the mootness of such provisions, the Agreement is hereby amended as follows:
a.	Paragraph 1.W.5 is and shall be deemed to be deleted in its entirety;

b.
Paragraph 1.W.3 is deemed to be amended by inserting the word “and” after the semicolon at the end of said Paragraph 1.W.3, and Paragraph 1.W.4 is deemed to be amended by striking the semicolon and the word “and” at the end of said Paragraph 1.W.4 and replacing them with a period;

c.
The phrase “Subject to the provisions of Paragraph 2.D below” in Paragraph 2.C is and shall be deemed to be deleted, and the word “any” appearing after the deleted phrase shall be amended to read “Any”; and

d.	Paragraph 2.D is and shall be deemed to be deleted its entirety.

5.  Miscellaneous.  The phrase “Subject Insurance Policies” in Paragraph 4.A.1 shall be deemed amended to read “London Policies.”  The phrase “that has not already been disbursed” shall be deemed inserted after the phrase “accrued on the Settlement Amount” in Paragraph 8.C.2.
6.  Execution Date.  The text in Paragraph 1.H following the word “means” shall be deemed to be deleted and replaced with text reading “June 22, 2005.”

7.  Plan Definition.  The phrase “Fifth Modified Plan, as such Fifth Modified Plan may be further modified from time to time in accordance with the terms thereof; provided, however, that such modifications:” in Paragraph 1.T shall be deemed amended to read “Eleventh Modified-Plan, as such Eleventh Modified Plan may be further modified from time to time in accordance with the terms thereof, or such other plan of reorganization; provided, however, that such modifications to the Eleventh Modified Plan or the differences between the Eleventh Modified Plan and such other plan of reorganization:”. The phrase “Fourth Modified Plan” in Paragraph 1.T.3 shall be deemed to be amended to read “Eleventh Modified Plan.”
8.  Approval.  Within ten (10) Business Days after Congoleum and Lloyd’s Underwriters shall have both executed this Second Amendment, Congoleum shall file a motion with the Bankruptcy Court seeking entry of an order approving the Second Amendment.  The form and substance of the motion and proposed order shall be reasonably satisfactory to Lloyd’s Underwriters.

FOR CONGOLEUM

By:  /s/ Howard N. Feist

Name:  Howard N. Feist

Title:  Chief Financial Officer

Date:  November 8, 2007

FOR LLOYD’S UNDERWRITERS

By:  /s/ James Sottile

Name:  James Sottile

Title:  Attorney-in-fact for Lloyd’s Underwriters

Date:  November 8, 2007